Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion by reference of our report dated March 21, 2024 in the Registration Statement on Form S-8 of PS International Group Ltd., with respect to our audits of the balance sheets of AIB Acquisition Corporation (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes that was included by reference in PS International Group Ltd.’s Shell Company Report on Form 20-F (File No. 001-42182) filed with the Commission on July 24, 2024. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

/s/ UHY LLP

New York, New York

August 12, 2024